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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

September 30, 2020
Re:	Patria Investments Limited Confidential Submission of the Draft Registration Statement on Form F-1 Submitted September 30, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Patria Investments Limited (the “Company”), a limited liability exempted company incorporated in Bermuda, which was incorporated in July 2007, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

For the staff’s convenience, we have also enclosed three copies of the Draft Registration Statement, as confidentially submitted on EDGAR. The Company confirms that it is an “emerging growth company”, as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

Prior to the IPO, the Company will change the jurisdiction of its incorporation to the Cayman Islands registering by way of continuation as a Cayman Islands exempted company with limited liability. The Company intends to conduct the IPO using financial statements not earlier than nine months ended September 30, 2020.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

2	September 30, 2020

The review partner for this submission at the current audit firm, Deloitte Touche Tohmatsu Auditores Independentes, is John D. Marcus, who can be reached at +55 (11) 99606-4545.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Alexandre Teixeira de Assumpção Saigh, Chief Executive Officer, Patria Investments Limited

Marco Nicola D’Ippolito, Chief Financial Officer, Patria Investments Limited

John D. Marcus, Deloitte Touche Tohmatsu Auditores Independentes